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                  FOURTH QUARTER 1999 ANALYST CONFERENCE CALL

                               JANUARY 20, 2000

Vice President--Joel Mostrom

Good morning and welcome to Chesapeake Corporation's fourth quarter conference call. I'm Joel Mostrom, vice president, and joining me today are Tom Johnson, president and chief executive officer, and Bill Tolley, our chief financial officer.

Tom will begin with comments regarding the overall results of the quarter and year, followed by Bill's operations report. Tom will then update you on the outlook for 2000, as well as the strategic initiatives that Chesapeake has underway. After that, we will be available for questions--however, we will not take questions about the Shorewood transaction or the litigation related to it.

President and CEO Thomas H. Johnson

Good morning everyone. As most of you are aware, Chesapeake underwent a significant transformation during 1999. This strategic repositioning is aimed at moving us out of cyclical commodity businesses and into more defensible specialty businesses with high growth and high return characteristics. In March we acquired the Field Group, in August we sold the building products business, in September we sold the timberlands, and in early October we contributed substantially all of the assets of our Wisconsin Tissue business to a joint venture with Georgia-Pacific. Today we are a completely different company, one that is focused on specialty packaging and merchandising services with the financial capacity to grow internally and by acquisition. With the addition of Boxmore International and a U.S. packaging platform, we will be virtually complete in the transformation of Chesapeake's business portfolio.

Earlier this morning we reported fourth quarter earnings before non-recurring items of 39c per share, up 39% from last year's proforma fourth quarter earnings. Net sales for the quarter were $245 million--up 11% over 1998 proforma net sales of $220 million.

Our fourth quarter net income included an after tax gain of $190M, or $10.75 per share, from the contribution of the tissue business to the Georgia-Pacific Tissue joint venture. Also during the fourth quarter we announced a restructuring program to streamline internal processes, increase efficiency and reduce operating expenses. These restructuring actions resulted in an after tax charge of approximately $29M during the quarter. Bill will give you the details of the restructuring plan in his report. However, I will say the program is expected to generate annualized pretax savings of approximately $11M, or 40c per share.

For the full year 1999, we earned $1.86 per share, excluding non-recurring items, a small decrease from 1998. The lower earnings per share were in part due to higher raw material costs in our North American packaging segment, specifically our corrugated container and graphic packaging divisions. In addition, the lower earnings reflect the portfolio transition that is underway at Chesapeake--specifically, the loss of operating income from the tissue business and building and forest products businesses. As we re-deploy the cash from the sale of those businesses into acquisitions, financial results with respect to earnings per share should improve.

We are very pleased with the Field Group's contribution to the 1999 results. This acquisition was accretive to earnings by about 20 cents per share for the nine months they were included in our results, which exceeded our pre-acquisition expectations. In addition, CPI's operations were included in the fourth quarter results beginning in November; that acquisition is also exceeding our initial estimates. The integration of Field Group and CPI from an operational, financial and cultural perspective has been very successful, and is tangible evidence that Chesapeake knows how to manage the integration and change that is required to execute our strategy.

Now lets hear Bill's review of operations, before I talk more about our outlook for 2000 and an update on our strategic initiatives...
Chief Financial Officer Bill Tolley


Good morning everyone. Tom gave you an overview of our fourth quarter earnings. As usual, I'll provide a few details on the earnings as well as some comments on the major changes to our balance sheet during the quarter. And, finally, our fourth quarter restructuring has been finalized so I'll have a few details to offer on that.

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As we said during our last call, we now own a 5% minority interest in the G-P
Tissue joint venture--which will provide us with a piece of what we expect to be a very profitable business. However, in the near term, our share of the joint venture's earnings isn't likely to be large enough to support tissue segment reporting. So, we have included our share of the tissue joint venture earnings in our Corporate and other line. We will, however, as the year 2000 unfolds, continue to show the historical results of our tissue business--that is pre-joint venture--in all of the segment reports next year so you can compare the "as reported" results year over year.

Now, here are a few details on what are now our core businesses.

The merchandising and specialty packaging segment's fourth quarter sales were up 10% compared to the fourth quarter of 1998, due primarily to the acquisition of Consumer Promotions International. Excluding CPI, sales were essentially flat year over year. Volume gains in displays and the litho-laminated Color-Box business, as well as higher year-over-year prices in the corrugated box businesses were completely offset by lower prices in the Color-Box business-- which continues the trend we've seen throughout 1999. I should add, however, that compared to the third quarter, fourth quarter prices were stronger in all three of the businesses that comprise this segment.

The segment operating margin for the fourth quarter of 2.7% was down by 1.7 points from the fourth quarter of 1998 and down about a half a point from the third quarter 1999 margin of 3.5 percent which is the seasonal peak in sales and profitability.

As has been the case throughout 1999, there were three drivers to the year-over-year margin change. First, the display and merchandising services business continues to improve its margin by over two percentage points year over year. But--the Color-Box litho-laminated business' operating loss continued to widen due in large measure to underutilization of the capacity which was added back in 1996. And, as Tom said earlier, both our Color-Box business and the corrugated container business continued to be negatively affected by box pricing that lagged repeated raw material cost increases in 1999.

We expect to finalize the litho-laminated business partnership with Georgia-Pacific this quarter, which will combine our Color-Box business--which has excess capacity--with G-P's litho-laminated packaging business, which is already operating at capacity. As we said during the last quarterly call, combining these two businesses should convert what is today a sizeable operating loss into, in the year 2000, a $3 to $4 million annual pretax profit.

Looking forward, we expect Year 2000 operating margins in this segment to grow by 3 full percentage points--driven by three things: 1) the impact of forming the Color-Box partnership, 2) a recovery in corrugated box pricing and 3) continued emphasis on cost and efficiency in the display and merchandising services business.

On to European specialty packaging... For the fourth quarter, the Field Group's sales of $106 million were up 11% compared to the fourth quarter of last year, when they weren't a part of Chesapeake Corporation, and up 4% compared to the third quarter of 1999, due to continued strength in the pharmaceutical and healthcare sectors and a continuing--albeit slow--recovery in luxury products and export tobacco. Field's fourth quarter operating margin of 10% was very strong year over year--up 5 percentage points compared to the Asia-induced, substandard fourth quarter of last year and up about a half a point compared to the third quarter. You may recall that the fourth quarter of 1998 was the low point for Field as a standalone company. Since then, sales growth and operating margins have steadily recovered.

As we head into 2000, we expect healthy sales growth for Field as we continue to focus on pharmaceutical, healthcare and technology sectors--and as export tobacco markets continue to slowly recover. However, as we said during our last call, raw materials costs in Europe started to rise last fall, which will put pressure, near term, on prices and margins. Nevertheless, we expect modest margin improvement at Field in Year 2000 due to continued focus on cost reduction and efficiency improvement.

Our land development business continued to generate strong profits and cash flow with fourth quarter EBIT of $3.2 million--up about just under half a million from last year's fourth quarter.

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We continue to expect an annual pretax profit stream of at least $10 million from our remaining land holdings for the next several years.

As usual, a couple of details on the balance sheet. During the fourth quarter of 1999, our net debt dropped by about $600 million to $7 million, making the company essentially net debt free at year-end. The major change, of course, was the G-P Tissue tax-deferred cash distribution of $755 million. As I said, we used these proceeds to reduce our net debt by $600 million. The rest, approximately $155 million, was used to acquire Consumer Promotions International, pay about $55 million of cash taxes on the timber sale gain, and acquire 650,000 shares of Chesapeake stock at an average purchase price of $30 per share.

We also began to acquire shares of Boxmore in the open market after our offer was announced in December. The cost of these shares, $26 million, was included in "other assets" on the year-end balance sheet.

For the full year 1999, we bought 4.2 million shares of Chesapeake stock--about 20% of the outstanding shares at the beginning of the year.

Our deferred tax balance grew by $122 million during the fourth quarter of 1999, almost entirely due to the long-term deferral of gain on the formation of the tissue joint venture.

Our stockholders' equity rose to $553 million at year-end, or about $31.50 a share due to the accounting recognition of the gain on formation of the Georgia-Pacific Tissue joint venture.

Our fourth quarter restructuring provision totaled $29.2 million after-tax. There are four major components of the provision. First, we accrued for the costs to close the Mechanicsburg, Pennsylvania, packing facility which, with productivity improvements, had become underutilized. 135 people will be affected. Second, we recorded the costs associated with reductions in workforce across several of our businesses which affect a total of 340 people. Third, we recorded an asset impairment write-down at our French packaging operations. And, finally, we provided for legal and other costs associated with Shorewood's proposal to acquire Chesapeake.

As Tom said, we expect annualized pre-tax savings from the restructuring program of about $11 million which should start benefiting the P&L by the third quarter of this year.

A couple of comments about the impact of acquisitions on Year 2000 earnings. With two major acquisitions in process, it is difficult to be specific about how accretive each one of the two proposed acquisitions will be--because in order to do so, we'd have to make an assumption about which of the two acquisitions comes first--which one gets the "credit", if you will, for the underutilized cash on our balance sheet.

However, based on what we know today, we are comfortable in saying that the Shorewood and Boxmore acquisitions--looked at either individually or combined-- will be solidly accretive to Chesapeake's earnings in Year 1. And, that is before the expected significant synergies start to kick in in year 2.

A more precise impact on calendar Year 2000 earnings will have to wait until we know, first, whether we will be successful in acquiring Shorewood and, if so, when the purchase will be completed.

And finally, a reminder that our quarterly earnings pattern will remain very seasonal with first quarter representing only 5 to 10 percent of the annual total earnings. Second quarter should generate 10 to 20 percent of earnings for the year. And, the remaining balance of 70 to 85 percent of earnings is expected to be generated during the second half of the year, about evenly divided between third and fourth quarters.

That's all I have for you today.

Thomas H. Johnson

I'd like to now turn to 2000 and other forward-looking thoughts around our strategic direction. Before I do that, for those of you who may be new on the call, let me remind you that at this time each year for the last two years we have made explicitly public our business plan going forward that is attached to the press release. And, I'm also pleased to say we have met those business plan expectations each of the last two years, so it's in that spirit that we'll share with you our views for the year 2000 moving forward.

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We are confident about the changes we have made at Chesapeake and our competitive position as we head into 2000. Both sales and earnings should improve as we realize the full year benefit of the Field and CPI acquisitions. Also, the Color Box/G-P joint venture, currently scheduled to close in February, should have a very positive impact on our year over year earnings, estimated at 15c per share. Based on present business conditions, our estimate for 2000 earnings is in the $2.10-$2.25 per share range. This estimate does not take into account the acquisition of Boxmore, Shorewood or any other potential acquisitions during 2000. That translates into EPS improvement in our core business of 13% to 21% year over year.

We expect revenue for the year 2000 to be in the $900 million to $1 billion range, and, as Bill indicated, we expect profit improvement in all three business segments. As the year progresses and the timetable for finalizing Boxmore or other potential acquisitions is determined, we will, of course, keep you updated.

Now I would like to update you on the progress we have made in pursuit of Chesapeake's ongoing strategy to become the world's premier specialty packaging and merchandising services company.

During December, we announced our cash tender offer for Boxmore International, a leading European packaging company headquartered in Northern Ireland. I am pleased to report that the Board recommended tender offer of 265 pence has received strong shareholder support and as of January 12, 2000, 57% of Boxmore's shares have been tendered. Our offer will remain open through Jan. 26, 2000, and we would expect to close this transaction in February.

Boxmore's packaging business is an excellent strategic fit with our existing European operations, and will expand our European packaging platform by providing broader geographic coverage of our target markets--particularly in the pharmaceutical and healthcare sector. Boxmore's plastics packaging business is strongly positioned in attractive market niches, and is very profitable. We expect to see synergies between Chesapeake and Boxmore from better utilization of the combined network of European specialty packaging facilities, as well as substantial operating and overhead savings. Although the final closing of Boxmore is not expected until February, our integration efforts are already underway. We've had several meetings with Boxmore's leadership team to assure synergies can be realized quickly and the transition into Chesapeake is seamless. We expect Boxmore's operations will be included in Chesapeake's first quarter results beginning in February.

In addition to Boxmore, we are continuing to pursue an acquisition of Shorewood Packaging Corporation. As many of you are aware, Chesapeake has filed suit in the State of Delaware court to prevent Shorewood's directors from taking actions to restrict Shorewood's shareholders' ability to consider our offer. A hearing on two specific issues concluded on January 14 and a court decision is expected by mid-February. Yesterday, we announced that we have extended our tender offer to February 18. As of the close of business on January 18, 2000, approx. 2.5 million shares of Shorewood common stock have been tendered to our offer. As many of you know, we also have an agreement with Ariel Capital to purchase 14.9% of the total Shorewood shares from Ariel.

We continue to believe that Shorewood would be a great addition to our North American specialty packaging businesses and further enhance Chesapeake's leadership position in our industry. And, as Bill indicated earlier, we expect the combination of the two companies offers substantial synergies and will be soundly accretive to our earnings.

In summary, this has been a year of significant change for Chesapeake. We believe that our strategy--focusing on attractive target markets and offering global capability, combined with an experienced management team that is focused on building shareholder value, will generate outstanding EPS and cash flow.

Joel Mostrom

Thank you for participating in our call. For your advance planning, our first-quarter call is tentatively scheduled for 11am Eastern Time on Tuesday, April 18th.


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This transcript, including comments by Thomas H. Johnson, Joel Mostrom and
William T. Tolley, contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box, folding carton and display materials; fluctuations in demand; governmental policies and regulations affecting the environment; interest rates; currency translation movements; the formation of the Color Box litho-laminated joint venture with Georgia-Pacific; the outcome of the company's offer to acquire Shorewood Packaging Corporation; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Chesapeake Corporation ("Chesapeake") and Sheffield, Inc., a wholly owned subsidiary of Chesapeake ("Purchaser"), and certain other persons named below may be deemed to be participants in a consent solicitation (the "Consent Solicitation") that may be conducted by Chesapeake and Purchaser in connection with the tender offer (the "Offer") by Purchaser to purchase all of the outstanding shares of common stock ("Shares") of Shorewood Packaging Corporation ("Shorewood") for $17.25 per Share net to the seller in cash. The participants in this solicitation may include: (i) the directors of Chesapeake (Harry H. Warner, Chairman of the Board; Thomas H. Johnson, President & Chief Executive Officer; Robert L. Hintz; James E. Rogers; John W. Rosenblum; Frank
S. Royal; Wallace Stettinius; Richard G. Tilghman; Joseph P.Viviano; and Hugh
V. White, Jr.); and (ii) certain officers of Chesapeake: J.P. Causey Jr., Senior Vice President, Secretary & General Counsel; Andrew J. Kohut, Senior Vice President-Strategic Business Development; Octavio Orta, Executive Vice President-Display & Packaging; William T. Tolley, Senior Vice President-Finance & Chief Financial Officer; Molly Remes, Director-Corporate Communications; and Joel Mostrom, Vice President-Land Development. As of the date of this communication, approximately 14.9% of the outstanding Shares of Shorewood, or approximately 4.1 million Shares, are beneficially owned by Chesapeake and Purchaser (including Shares to be purchased pursuant to a stock purchase agreement between Chesapeake and a third-party). Chesapeake has retained Goldman, Sachs & Co. ("Goldman Sachs") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its co-financial advisors in connection with the Offer, for which Goldman Sachs and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. Chesapeake and Purchaser have retained Goldman Sachs and DLJ to act as their Co-Dealer Managers in connection with the Offer, for which Goldman Sachs and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Chesapeake and Purchaser have agreed to indemnify Goldman Sachs and certain related persons and DLJ and certain related persons against liabilities, including certain liabilities under the federal securities laws, arising out of each of their engagements. Neither Goldman Sachs nor DLJ believes that they or any of their respective partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Exchange Act in the solicitation of proxies and/or consents, or that Schedule 14A requires the disclosure of certain information concerning Goldman Sachs or DLJ. In connection with Goldman Sachs' role as Co-Dealer Manager to Chesapeake and Purchaser, the following investment banking employees of Goldman Sachs may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consents from these institutions, brokers or other persons: Ravi Sinha, George Mattson, James Katzman, Peter Comisar and Jason Gilbert.
In connection with DLJ's role as Co-Dealer Manager to Chesapeake and Purchaser, the following investment banking employees of DLJ may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consents from these institutions, brokers or other persons: L. Price Blackford, Doug Brown, Daniel Schleifman, Robert Simensky and Andrew Kramer. Goldman Sachs and DLJ each engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Goldman Sachs and/or DLJ may trade securities of Shorewood for each of their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

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Goldman Sachs and DLJ has each informed Chesapeake that, as of the date hereof, neither of them holds any Shares for its own account. Goldman Sachs or DLJ and/or certain of their respective affiliates may have voting and dispositive power with respect to certain Shares held in asset management, brokerage and other accounts. Goldman Sachs, DLJ, and each such of their respective affiliates disclaim beneficial ownership of such Shares. Other than as set forth herein, to the knowledge of Chesapeake and Purchaser, as of the date of this communication, none of Chesapeake, Purchaser, any of their respective directors, executive officers, employees or other representatives, or other persons known to Chesapeake or Purchaser who may solicit consents has any interest, direct or indirect, in Shorewood by security holding or otherwise.

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